

Roberto Velarde · 2nd

Managing Partner at Iter Investments

United States · Contact info

500+ connections

1 mutual connection: Jane West

Connect | Message | More

Iter Investments

Harvard Business School

About

Roberto is a seasoned private markets investor with over 25 years of global private equity investment experience in a broad range of industries in US, Latin America, Europe and Asia. Roberto has proven experience building and managing private markets investment platforms as a senior leader in institutional, family office and impact investment firms.

Activity

1,205 followers

Roberto Velarde commented on a post · 2mo

Congrats Daniella!

39

14 comments · 1 share

Show all activity →

Experience

Managing Partner
Iter Investments
Dec 2020 - Present · 1 yr 11 mos
Miami-Fort Lauderdale Area

Co-Founder of venture capital fund investing across the psychedelic industry.

Advisor
Klis Capital
Jun 2019 - Dec 2020 · 1 yr 7 mos
Miami

Klis Capital is a private equity investment platform for US and Latin America family offices and HNW investors seeking to invest in direct private equity deals in the US across a broad range of industries.

Senior Managing Director
SEAF
Aug 2018 - Jun 2019 · 11 mos
Washington, District of Columbia, United States

SEAF - Small Enterprise Assistance Funds is a pioneering emerging market private equity investment firm. Founded in 1989, SEAF manages impact-focused funds in over twenty emerging market ...see more

Managing Partner
RV Capital Group
Mar 2016 - Jun 2018 · 2 yrs 4 mos
Miami, Florida, United States

Founder of private equity advisor firm providing strategic consulting and investment advisory services to a range of asset managers and owners. Clients include private equity funds, institutional inve: ...see more

Managing Director
Franklin Templeton - Darby Private Equity
Aug 2013 - Mar 2016 · 2 yrs 8 mos
Washington, District of Columbia, United States

Darby Private Equity, a wholly-owned subsidiary of Franklin Templeton Investments, is an emerging market private equity and mezzanine asset manager with active funds in Asia, Latin America, ...see more

Show all 8 experiences →

Education

Harvard Business School
Master of Business Administration - MBA
Sep 1994 - Jun 1996

Northwestern University
Bachelor of Arts - BA, Economics
Aug 1984 - Jun 1988

Volunteering

Managing Director
Food Systems for the Future
Aug 2019 - Present · 3 yrs 4 mos
Health

Food Systems for the Future (FSF), a 501(c)(3) organization, provides impact focused capital, essential business advisory, community outreach and health and nutrition education services to suppo ...see more

Interests

Influencers | Companies | Groups | Schools

Matthieu Ricard · 3rd
Author, Beyond the Self, Happiness, Altruism, Plea for the Animals, Founder and President, Karuna-Shechen
102,990 followers
+ Follow

Ray Dalio · 3rd
Founder, CIO Mentor, and Member of the Bridgewater Board
2,528,476 followers
+ Follow

Show all 3 influencers →